Filed pursuant to Rule 433

Registration No. 333-221309

Issuer Free Writing Prospectus dated November 13, 2017

Relating to Preliminary Prospectus Supplement dated November 13, 2017

CITRIX SYSTEMS, INC.

PRICING TERM SHEET

November 13, 2017

$750,000,000 4.500% Senior Notes due 2027

Issuer:	Citrix Systems, Inc.

Format:	SEC Registered

Title:	4.500% Senior Notes due 2027 (the “Notes”)

Ratings*:	Ba1/BBB/BBB

Principal Amount:	$750,000,000

Maturity Date:	December 1, 2027

Coupon (Interest Rate):	4.500%

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price and Yield:	98-21; 2.402%

Spread to Benchmark Treasury:	+212.5 basis points

Yield to Maturity:	4.527%

Price to Public:	99.782%

Use of Proceeds:	Citrix Systems, Inc. intends to use the net proceeds from the offering of the Notes to repurchase shares of its common stock pursuant to the accelerated share repurchase transaction expected to be entered into with Citibank, N.A. on November 13, 2017, which closing will be contingent on the closing of the offering of the Notes.

Interest Payment Dates:	Semi-annually on each June 1 and December 1 of each year, commencing on June 1, 2018

Make-Whole Call:	At any time prior to September 1, 2027, at a discount rate of Treasury plus 35 basis points

Par Call:	On or after September 1, 2027

Trade Date:	November 13, 2017

Settlement Date:	November 15, 2017 (T+2)

CUSIP Number:	177376 AE0

ISIN Number:	US177376AE06

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

In addition to the information set forth above, the Preliminary Prospectus Supplement will be updated to add the following sentence at the end of the first paragraph under the heading “Other Relationships” in the Underwriting section:

“In addition, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is the counterparty to the accelerated share repurchase transaction expected to be entered into on November 13, 2017, which closing will be contingent on the closing of the offering of the notes.”

The issuer has filed a registration statement (including a prospectus dated November 3, 2017) and a preliminary prospectus supplement dated November 13,

2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Goldman Sachs & Co. LLC at 1-866-471-2526 or prospectusgroup-ny@ny.email.gs.com.